

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 3, 2009

<u>Via U.S. Mail and Facsimile (408) 222-1917</u>

Clyde R. Hosein
Chief Financial Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

> **Re: Marvell Technology Group Ltd.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 29, 2009**
> **File No. 000-30877**

Dear Mr. Hosein:

We have reviewed your response letter dated July 9, 2009 and have one follow-up comment included below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We have reviewed your response to prior comment 1 in your letter dated July 9, 2009. To the extent that you have not previously disclosed in your filings the substantive portions of that response, please confirm to us that you will disclose the substantive portions of that response in your next applicable future filing.

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 if you have questions on our comment.

Sincerely,

Tim Buchmiller
Senior Attorney